January 19, 2005

Mail Stop 4-9

Via U.S. Mail and Facsimile

Tim Daniels
President, Chief Financial Officer and Director
Dittybase Technologies, Inc.
Suite 102, 31 Bastion Square
Victoria, BC
Canada V8W1J1

	Re:	Dittybase Technologies, Inc.
		Registration Statement on Form 20-F
		Filed December 20, 2005
		File No. 0-51082

Dear Mr. Daniels:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F
1. Please note that the Form 20-F goes effective by lapse of time
60
days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If you cannot address our comments within the 60-day time period, you will become subject to periodic reporting requirements under the Exchange Act. Alternatively, you may withdraw the Form 20-F prior to effectiveness and refile a new Form 20-F including changes responsive to our comments.

Item 1, Identity of Directors, Senior Management and Advisors
2. Supplementally tell us why you have not disclosed the identity of a sponsor for listing.
3. Revise to provide the currency exchange rate information at the latest practicable date, including the average exchange rate for December, 2004. Refer to Item 3.A.3(a) of Form 20-F.

Item 3. Key Information

Selected Financial Data, page 5
4. Revise the tables to reflect the historical financial data of the company for the five most recent financial years, and to provide comparative data from the prior year for the interim period data.
Refer to Item 3.A. of Form 20-F.

Capitalization and Indebtedness, page 6
5. Please revise your disclosure to include the amount of indebtedness outstanding. Refer to Item 3.B. of Form 20-F.

Risk Factors

General
6. Add a risk factor discussing your debt obligations and the risks
involved should you fail to meet those obligations.  We note the
20%
interest rate on one of your loans. In addition, you should discuss the extent to which you have failed to meet past debt obligations such as with Hewlett-Packard as discussed on page 11. It appears from footnote 5 of your financials that Hewlett-Packard obtained a judgment against you that you are accounting for to date.
7. Consider adding a risk factor briefly summarizing the material tax consequences to US investors who hold or will hold your shares as described on page 36. Discuss also the probability of your becoming a passive foreign investment company and the risks involved with such a designation as described on page 39.
8. Consider adding a risk factor discussing the impact of any interruptions in internet service, security breaches, or computer virus attacks may have on your business. We note that your website ceased to function in 2002.


The Company`s limited operating history...page 6
9. It is unclear how you determined that you have a limited operating history that poses a risk to investors given that you began operations in 1999? Please advise. Also, revise this risk factor to describe more fully the risks you expect are typical of an early stage company and the ones that are specific to your business in particular. Refer to Item 3.D. of Form 20-F.

The Company`s business has only recently been launched...page 6
10. Revise to disclose a brief history of your operations. For example, it should be clear that you launched a website in the past that later ceased to function and that your business was more recently largely dependent on manual sales of your product instead of internet sales. Discuss also the significance to your business of the website and the services you provide through that website. In a separate risk factor you should discuss your limited customer base including, the number of customers and musical libraries, and a discussion of the obstacles you have encountered in attracting a new customer base or adding music libraries to date. Revise to make this disclosure more meaningful by explaining what a sufficient customer base is, why it is important to your business specifically, and why your success is also dependent on the addition of music libraries.

Doubt about the Company`s ability to continue...page 7
11. Expand to state that you have yet to generate revenue (if true), you have experienced significant losses since your inception, you are operating on a working capital deficiency of Cdn$1,306,058 at September 30, 2004, and that your accountants have issued an explanatory paragraph about your ability to continue as a going concern. Discuss also any obstacles you have encountered in raising capital or securing financing to date.

The Company success will de dependent upon its ability to adapt...page 7
12. Expand to specify the types of technological advances you refer to here. Also, revise to discuss more specifically how you have adapted to technological advances, and what efforts you have made to that end to date.

The Company has incurred net losses since inception...page 7
13. Quantify the net loss for the most recent period as compared to the same period last year.



The market for Internet services is intensely competitive-page 7
14. This risk factor is too general to provide an investor with an accurate picture of the risks specific to your industry. Revise the heading and the text of this risk factor to briefly identify your products, your industry, and the level of competition in your specific industry. Also, disclose your competitive position within that industry, including the basis for your conclusion. Finally, discuss more specifically your knowledge regarding the developments of your competitors, including the basis for your statements.

The Company`s success will depend primarily upon the development...page 7
15. How is this risk factor different from the preceding risk factor?
Also, it is unclear how Dittybase`s success is dependent on the expansion of Internet products and services in general given that the market for Internet services in the most general sense appears to be well established. Please advise or delete this risk factor and specify in the preceding risk factor the risks related to your product and industry specifically.

To date, the Company`s electronic commerce and Internet applications...page 7
16. Revise to specify what Internet applications you are referring to and define what you mean by "electronic commerce." Discuss more specifically your marketing position. For example, when exactly was the marketing launched, and what are the expected time frames you mention?
17. Revise the first sentence to state, if true, that you have generated no revenues to date, or disclose the revenues generated for the most recent interim period. We note that you refer to sales made in your Business history section beginning on page 11, however, you have recorded no revenues in your financial statements.

The Company`s success will depend upon the continued services of its senior management team...page 8
18. Disclose the names of the key personnel you refer to here.

The possible issuance of additional shares...page 8
19. State also that you may issue more shares to fund your operations. We note on page 21 your statement that virtually all funding for operations has come from common share issuances and that as an immediate strategy, you intend to raise capital through private or public offerings.

20. Expand to state that your board has the authority without further shareholder approval to issue preferred stock with rights superior to those currently held by your common stock holders.

Conflicts of Interest...page 9
21. Tell us the basis for your belief that there may be conflicts of interest of your directors and/or directors from time to time.

There will continue not to be a market for the Company`s
stock...page
9
22. Disclose whether you are currently applying for listing on the NASD OTC, and the status of any application. Please revise to clarify that your stock is illiquid and that a trading market for your common stock may never develop. Revise to discuss the penny stock risks as a separate risk factor. In the new risk factor, state the basis for your belief that Dittybase stock will be subject to the penny stock rules.

Business Overview, page 11
23. Please substantially revise this section so that an investor may better understand how you generate revenues and locate customers, suppliers and sources of financing. In addition, please revise to distinguish the products you currently offer from those you intend to offer in the future. Similarly, revise to clarify your current customers, suppliers, material agreements, operations and sources of revenue from future plans and prospects.
24. Expand the first paragraph to discuss the developmental status of
Dittynet.
25. In the penultimate sentence of the first paragraph describe the function of your "distribution agents." Are you referring to the partnerships you have with the music libraries? Please explain further in your document so that the disclosure is clear to an investor who is evaluating your business and industry for the first time.
26. In the second paragraph, describe further what you mean when you say you aim to "automate" the process of licensing music for broadcast. In addition, instead of using the term "solution," please describe your actual services. Its use implies that a problem is being solved when in fact none has been presented.





Three Year History

From December 2000 to December 2001, page 11
27. Update the status of your relationship with CBC Records, Cinetrax
Production Music Library, Music People Library, Inc., and Audio Network Library of London England. Did your partnerships with them continue after your website was removed from the internet in 2002 and were they later re-established? Tell us why you have not filed any specific agreements with the above named entities as exhibits. Please also revise to describe the material terms of each agreement and clarify what a "strategic partnership" is.
28. Expand the penultimate sentence of the first paragraph to explain further the "technology sector correction" you refer to here.

During the Year Ended December 2002, page 11
29. Clarify whether the functionality of your website ceased as a result of the failure to meet your lease/debt obligations and the return of the leased equipment to HP, or for some other reason.
30. Update the developmental status of Decibel Collective.

During the Year Ended December 2003, page 12
31. Please revise here and in the next paragraph to clarify that the shares were issued privately. Please identify the purchasers and the business reasons for these private issuances.

During the Nine Month Period Ended September 30, 2004, page 12
32. State the date in which you eventually re-launched your website.

Operational Overview
33. Revise to clarify what you mean by "publishing acquisition" in the second bullet point.
34. Please describe any confidentiality or intellectual property agreements.




Industry Overview-Beginning on Page 13
35. Provide supplemental support for the estimates you quote from the
National Music Publishers Association, marking the relevant portions for our review.
36. We note your statement that the sources of revenue listed have "relevance" to the company. Revise to identify which of the listed sources are used by Dittybase currently in deriving revenue, and clarify to readers why the other sources are of "relevance" to Dittybase.

Operating Results of the Company-Beginning on Page 19
37. Remove the reference to the safe harbor protections under the Private Securities Litigation Reform Act on page 18. See the exclusion for penny stock issuers in Section 21E of the Securities Exchange Act of 1934.
38. Revise to disclose any revenues earned during the stated periods.
Also, the information provided should be displayed as those revenues earned from each segment, for example, those revenues earned from your "internal customers" versus those earned from your "external customers." Provide similar information for the expenses incurred from each segment. See Item 5 of Form 20-F.
39. We note that for each period, you only state the amount and percentage of change for each significant type of expense, including website costs, loss on termination of capital leases, general and administrative expenses, decreases due to delays in making payroll, telephone and internet expense, increase of capital assets, and expanded trade payables. Please revise to describe the significant factors that have affected the results of operations or which will affect your future plans. Refer to Item 5 of Form 20-F and SEC Release 33-8350. For example, for each period, describe the website costs, what amounts still need to be paid and explain why website costs are being amortized from prior periods. For instance, describe the circumstances and effects of the termination of capital lease, the delays in making payroll and the cessation of your website. Further, describe your capital assets and expanded trade payables. Revise to explain whether the telephone and internet expense are fixed costs or whether they are business development costs.

Liquidity and Capital Resources-Beginning on Page 20

Capital Requirements
40. Please provide more detailed information about your cash requirements during the next 12 months, and how you plan to meet these requirements. Specifically address whether you intend to pay items currently outstanding such as salaries and litigation payables, and what amounts you plan to spend on capital assets. Refer to Item
5.B.3. of Form 20-F.
41. Discuss liquidity on a long-term (greater than 12 months) basis.
42. Discuss the status of any efforts in obtain financing, such as bank loans, to date.
43. Provide the information required by Item 5.B.1.(c) and Item 5.B.2. and 3 of Form 20-F.

Tabular Disclosure of Contractual Obligations-- page 21
44. Provide the information required by Item 5.F.1. of Form 20-F.
At
a minimum, this should include your outstanding debt, lease obligations and litigation payable.

Research and Development-page 21
45. Provide the information required by Item 5.C. of Form 20-F.
We
note that Mr. Knutsen serves as a vice president of your Research and
Development division.

Trend Information-page 21
46. Provide the information required by Item 5.D. of Form 20-F.

Directors, Senior Management and Employees

Summary Compensation Table-Page 24
47. Please revise to include all non-cash compensation, including stock and in-kind benefits. Refer to Item 6.B.1. of Form 20-F.
We
note that your officers and directors own common stock, as disclosed on page 25.
48. Tell us why you have not included the compensation information for Bruce Urquhart.
49. The table should include the unpaid salaries and advances to directors mentioned on page 26 of the Related Party Transactions section. See Item 6.B.1. of Form 20-F.

Defined Benefit or Actuarial Plan Disclosure-Page 25
50. We note on page 31 your statement that the directors of Dittybase may choose, on behalf of the company, to pay a gratuity or pension on retirement to any Director. Disclose whether any amount of compensation has been set aside for this purpose. See Item 6.B.2. of
Form 20-F.

Major Shareholders and Related Party Transactions-Page 26
51. We note your statement that you currently have 119
shareholders
of record.  Clarify the number of U.S. shareholders specifically.
Refer to Item 7.A.2. of Form 20-F.   If you have issued common
shares
to persons resident in the United States during the past three years, please tell us supplementally what exemption(s) from the registration requirements of the Securities Act you relied upon in connection with those issuances and the facts you relied upon to make the exemption available to you.

Related Party Transactions-Page 26
52. Itemize the amount of unpaid salaries versus advances payable to directors. Disclose also the identities of the recipients of those amounts and the purpose for issuing advances.
53. Disclose the identity of the issuers of the loans, including the name of the company and the director in common. Disclose also the original amount of the loans, terms in general and the interest rates. Tell us also why you have not filed any agreements relating to these loans as exhibits.

Markets-Page 28
54. Disclose when you intend to seek the application for listing.

Memorandum and Articles of Incorporation, page 30
55. We note that you have included lengthy excerpts from your memorandum and articles of incorporation. For ease of understanding, please substantially revise to concisely describe or summarize each disclosure item discussed in Item 10.B. of Form 20-F.
56. Please disclose that, as a foreign private issuer, you are not subject to the proxy rules under Section 14 of the Exchange Act and your officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act.

57. Please disclose whether you will file quarterly or semi-annual reports on either
Form 6-K or Form 10-Q.

Material Contracts-Page 34
58. Please revise to describe any material contracts with major suppliers or customers or in connection with your business operations, development or financing. Refer to Item 10.C. of Form 20-F.

Taxation

Other Considerations-Page 38
59. Tell us how the last sentence in the first full paragraph on page
39 is relevant to your business.

Information Reporting and Backup Withholding, page 39
60. Please state whether you assume responsibility for the withholding of tax at the source. Refer to Item 10.E. of Form 20-F.

Interest Rate Sensitivity-Page 40
61. Please reconcile the first sentence in this section with your disclosure in Note 4 of your financials relating to an outstanding 20% interest rate loan.

Financial Statements
62. Please revise so that the financial statements appear before the signature page.
63. Disclose the dollar amounts of related party transactions separately on the face of the balance sheet, income statement and statement of cash flows. Refer to Article 4-08(k) of Regulation S-X.

Consolidated Balance Sheets
64. In the notes to the financial statements, please describe what the GST receivable is, and explain supplementally to us if this amount is related to other income.

Note 2 - Significant Accounting Policies, page 1
65. Disclose your anticipated accounting policy for recognizing revenues from your various customer groups.



Note 4 - Loans Payable
66. Please revise to provide additional information about your loans payable in the notes to the financial statements, including information about the lenders and maturity dates. Additionally, for non-interest bearing notes with unrelated parties, supplementally tell us whether any rights and privileges were granted to the lender other than cash attendant to the exchange, and what value has been allocated to these rights and privileges in accordance with paragraph
7 of APB Opinion No. 21. If there are no such rights or privileges, please explain the business purpose for these lenders providing you with interest free loans.

Note 6 - Share Capital, Share Purchase Warrants
67. It is unclear from the Statement of Stockholders` Equity which stock purchase warrants were issued in connection with common stock issuances. Please revise your disclosure to clarify the dates and number of stock purchase warrants for each issuance since inception.
In addition, please supplementally advise us if any stock purchase warrants were issued for non-cash consideration or separately from the issuance of common stock. Finally, please tell us if any warrants have been issued to employees or non-employees as compensation for good or services.

Note 7 - Related Party Transactions
68. Please disclose all material transactions with related parties in the related party footnote, including but not limited to any transactions with a related management company. Additionally, disclose supplementally to us who is purchasing your stock in your private placements and other sales, and if they are related parties, disclose that information in this note.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Eric McPhee, Accountant, at 202-824-5419 or Steven Jacobs, Senior Staff Accountant, at 202-824-5222 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-942-2946 or me at 202-942-2987 with any other questions.

Sincerely,



Peggy Kim
Senior Counsel



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Tim Daniels
Dittybase Technologies, Inc.
January 19, 2005
Page 1